UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 26

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

TRANSATLANTIC HOLDINGS, INC.

(Name of Subject Company (Issuer))

VALIDUS HOLDINGS, LTD.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

893521104

(CUSIP Number of Class of Securities)

Robert F. Kuzloski, Esq.

Executive Vice President & Chief Corporate Legal Officer

Validus Holdings, Ltd.

29 Richmond Road, Pembroke, HM 08 Bermuda

(441) 278-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stephen F. Arcano, Esq.

Todd E. Freed, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	$3,348,740,666.33	Amount of Filing Fee**:	$388,788.79

*                 Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 64,791,345 shares of Transatlantic common stock outstanding as of July 5, 2011 and potentially issuable pursuant to Transatlantic options and stock-based awards (as reported in the Form S-4 filed by Allied World Assurance Company Holdings, AG, on July 7, 2011), and (ii) the average of the high and low sales prices of shares of Transatlantic common stock as reported on the New York Stock Exchange on July 21, 2011  ($51.69).

**          The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the proposed maximum offering price.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$ 388,788.79	Form or registration no.:	Form S-4
Filing Party:	Validus Holdings, Ltd.	Date Filed: July 25, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 26 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2011, as amended by Amendment No. 1 thereto filed on July 26, 2011, Amendment No. 2 thereto filed on July 28, 2011,  Amendment No. 3 thereto filed on August 1, 2011, Amendment No. 4 thereto filed on August 3, 2011, Amendment No. 5 thereto filed on August 5, 2011, Amendment No. 6 thereto filed on August 8, 2011, Amendment No. 7 thereto filed on August 11, 2011, Amendment No. 8 thereto filed on August 15, 2011, Amendment No. 9 thereto filed on August 19, 2011, Amendment No. 10 thereto filed on August 22, 201, Amendment No. 11 thereto filed on August 23, 2011, Amendment No. 12 thereto filed on August 30, 2011, Amendment No. 13 thereto filed on September 1, 2011, Amendment No. 14 thereto filed on September 2, 2011, Amendment No. 15 thereto filed on September 6, 2011, Amendment No. 16 thereto filed on September 12, 2011, Amendment No. 17 thereto filed on September 14, 2011, Amendment No. 18 thereto filed on September 23, 2011, Amendment No. 19 thereto filed on November 1, 2011, Amendment No. 20 thereto filed on November 3, 2011, Amendment No. 21 thereto filed on November 4, 2011, Amendment No. 22 thereto filed on November 7, 2011, Amendment No. 23 thereto filed on November 8, 2011, Amendment No. 24 thereto filed on November 10, 2011, and Amendment No. 25 thereto filed on November 14, 2011 (the “Schedule TO”) by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”) relating to the third-party tender offer by Validus to exchange all of the issued and outstanding shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights) (the “Company Common Shares”), of Transatlantic Holdings, Inc., a Delaware corporation (the “Company”), for (x) 1.5564 shares of Validus voting common shares, par value $0.175 per share (the “Validus Common Shares”), and (y) $11.00 in cash for each Company Common Share (less applicable withholding taxes and without interest) (the “Offer”).

The terms and conditions of the Offer are set forth in the offer to exchange/prospectus (the “Offer to Exchange/Prospectus”) filed pursuant to Rule 424(b)(3) on August 19, 2011 and the related Letter of Transmittal which is filed as Exhibit 99.1 to Validus’ Registration Statement on Form S-4 filed with the SEC on July 25, 2011, as amended by Amendment No. 20 to Schedule TO filed with the SEC on November 3, 2011.

ITEMS 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange/Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Validus is filing this final amendment to the Schedule TO to report that it withdrew the Offer on November 28, 2011.  The Offer expired at 5:00 p.m., Eastern time, on November 25, 2011.  At the expiration of the Offer, certain conditions to the Offer were not satisfied and Validus did not waive these conditions.  A total of 7,680,239 Company Common Shares (including 696,313 Company Common Shares subject to guaranteed delivery procedures) were tendered into the Offer as of 5:00 p.m., New York City time, on November 25, 2011, which is approximately 13.4% of the outstanding Company Common Shares as of such date (based on the number of Company Common Shares disclosed by the Company to be outstanding as of November 18, 2011).  No Company Common Shares were purchased by Validus in the Offer.  Validus has instructed the exchange agent for the Offer to promptly return all Company Common Shares to the tendering stockholders.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.

VALIDUS HOLDINGS, LTD.

	By:	/s/ Joseph E. (Jeff) Consolino
Name: Joseph E. (Jeff) Consolino
Title: Chief Financial Officer and President

Date: November 28, 2011

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Intentionally Omitted
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(4)	Offer to Exchange/Prospectus, dated August 19, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 424(b)(3) on August 19, 2011)
(a)(5)(A)	Form of Summary Advertisement*
(a)(5)(B)	Press Release, dated July 25, 2011, titled “Validus Commences Exchange Offer to Acquire Transatlantic Stock” (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 25, 2011)
(a)(5)(C)

Statement by Validus with respect to the presentation filed by Allied World Assurance Company Holdings, AG with the U.S. Securities and Exchange Commission on July 25, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(D)	Press Release, dated July 28, 2011, titled “Validus Has the Superior Offer for Transatlantic” (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 28, 2011)
(a)(5)(E)

Press Release, dated July 31, 2011, titled “Validus to Provide Information to Transatlantic Board on Questionable Value of Allied World’s Offer; Urges Transatlantic Board to Enter into Discussions with Validus on its Superior Proposal” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 1, 2011)

(a)(5)(F)

Investor Presentation Materials, dated August 1, 2011, titled “Setting the Record Straight — Validus’ Superior Proposal and the Questionable Judgment of Transatlantic’s Response” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 1, 2011)

(a)(5)(G)	Transcript of Validus’ conference call held on August 1, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 1, 2011)
(a)(5)(H)

Investor Presentation Materials, dated August 4, 2011, titled “Building a Global Reinsurance Leader — Greater Current and Long-Term Value for Shareholders” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 4, 2011)

(a)(5)(I)	Screenshots from Website for Validus Investor Information Materials (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 4, 2011)
(a)(5)(J)

Press Release, dated August 7, 2011, titled “Validus Urges Transatlantic Board of Directors to Enter into Discussions for the Benefit of Transatlantic’s Stockholders” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 8, 2011)

(a)(5)(K)	Letter to Board of Directors of Transatlantic Holdings, Inc., dated August 10, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 11, 2011)
(a)(5)(L)

Revised Investor Presentation Materials, dated August 1, 2011, titled “Setting the Record Straight — Validus’ Superior Proposal and the Questionable Judgment of Transatlantic’s Response” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 19, 2011)

(a)(5)(M)	Letter to Stockholders of Transatlantic Holdings, Inc., dated August 22, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 22, 2011)
(a)(5)(N)

Press Release, dated August 22, 2011, titled “Validus Commences Mailing of Proxy Statement to Transatlantic Stockholders in Opposition to the Proposed Allied World/Transatlantic Takeover” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 22, 2011)

(a)(5)(O)

Investor Presentation Materials, dated August 23, 2011, titled “Building a Global Reinsurance Leader — Greater Current and Long-Term Value for Shareholders” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 23, 2011)

(a)(5)(P)

Investor Presentation Materials, dated August 30, 2011, titled “Building a Global Reinsurance Leader — Greater Current and Long-Term Value for Shareholders” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 30, 2011)

(a)(5)(Q)

Investor Presentation Materials, dated September 1, 2011, titled “AWAC’S Valuation Claims — Transatlantic Stockholders — Don’t Be Fooled” (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 1, 2011)

(a)(5)(R)	Letter to Stockholders of Transatlantic Holdings, Inc., dated September 2, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 2, 2011)
(a)(5)(S)

Press Release, dated September 6, 2011, titled “Validus Urges Transatlantic Stockholders to Vote Against the Inferior Allied World Takeover Proposal” (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 6, 2011)

(a)(5)(T)

Investor Presentation Materials, dated September 6, 2011, titled “Setting the Record Straight on Transatlantic’s Continued Flawed Analyses — Transatlantic Stockholders — You Decide the Outcome” (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 6, 2011)

(a)(5)(U)

Press Release, dated September 12, 2011, titled “Nation’s Leading Proxy Advisory Firm ISS Recommends Transatlantic Stockholders Vote Against the Allied World Takeover Proposal” (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 12, 2011)

(a)(5)(V)	Letter to Stockholders of Transatlantic Holdings, Inc., dated September 12, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 12, 2011)
(a)(5)(W)

Press Release, dated September 14, 2011, titled “Validus Files Preliminary Consent Solicitation Statement to Remove and Replace Transatlantic Board” (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 14, 2011)

(a)(5)(X)

Press Release, dated September 23, 2011, titled “Validus Signs Confidentiality Agreement with Transatlantic —Validus Extends Expiration Date for Exchange Offer to October 31, 2011” (incorporated by reference to Validus’ filing pursuant to Rule 425 on September 23, 2011)

(a)(5)(Y)	Press Release, dated November 1, 2011, titled “Validus Extends Expiration Date of Exchange Offer to Acquire

Transatlantic” (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 1, 2011)
(a)(5)(Z)

Press Release, dated November 3, 2011, titled “Validus Announces Amended Exchange Offer and Pursues Consent Solicitation to Replace Transatlantic Board” (incorporated by reference as Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on November 3, 2011)

(a)(5)(AA)	The information set forth in Item 8.01 of Validus’ Current Report on Form 8-K filed on November 3, 2011
(a)(5)(BB)

Press Release, dated November 4, 2011, titled “Validus’ Increased Offer Provides Compelling Value to Transatlantic Stockholders” (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 4, 2011)

(a)(5)(CC)

Press Release, dated November 7, 2011, titled “Validus Addresses Irresponsible and Unsupported Statements Made by Transatlantic” (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 7, 2011)

(a)(5)(DD)

Investor Presentation Materials, dated November 7, 2011, titled “Validus’ Compelling Increased Offer — Setting the Record Straight, Once Again” (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 7, 2011)

(a)(5)(EE)

Press Release, dated November 8, 2011, titled “Validus Urges Transatlantic Stockholders to Preserve Their Right to Obtain Greater Value for Their Shares” (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 8, 2011)

(a)(5)(FF)	Letter to Stockholders of Transatlantic Holdings, Inc., dated November 8, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 8, 2011)
(a)(5)(GG)

Revised Investor Presentation Materials, dated November 7, 2011, titled “Validus’ Compelling Increased Offer — Setting the Record Straight, Once Again” (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 10, 2011)

(a)(5)(HH)

Press Release, dated November 14, 2011, titled “Validus’ Offer Has Total Value of $58.00 Per Transatlantic Share” (incorporated by reference to Validus’ filing pursuant to Rule 425 on November 14, 2011)

(b)(1)	Commitment Letter, dated July 24, 2011 from J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.*
(b)(2)(A)

Three-Year Unsecured Letter of Credit Facility Agreement, dated as of March 12, 2010, among Validus Holdings, Ltd., Validus Reinsurance, Ltd., the other designated subsidiary account parties from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent (incorporated by reference to Validus’ Current Report on Form 8-K filed with the SEC on March 17, 2010)

(b)(2)(B)

First Amendment, dated as of August 2, 2011, to the Three-Year Unsecured Letter of Credit Facility Agreement, dated as of March 12, 2010, among Validus Holdings, Ltd., Validus Reinsurance, Ltd., the other designated subsidiary account parties from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent (incorporated by reference to Validus’ Current Report on Form 8-K filed with the SEC on August 3, 2011)

(b)(3)	Commitment Letter, dated November 2, 2011, from J.P. Morgan Securities LLC and JPMorgan Chase Bank N.A. (incorporated by reference to Validus’ Current Report on Form 8-K filed on November 3, 2011)
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*   Previously filed with Schedule TO on July 25, 2011.